UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)

Main Street Restaurant Group, Inc.
(Name of Subject Company)
Main Street Restaurant Group, Inc.
(Name of Persons Filing Statement)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
560345308
(CUSIP Number of Class of Securities)

William G. Shrader
President and Chief Executive Officer
Main Street Restaurant Group, Inc.
5050 N. 40th Street, Suite 200
Phoenix, AZ 85018
(602) 852-9000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Persons Filing Statement)
With copies to:
Brian H. Blaney
Greenberg Traurig, LLP
2375 East Camelback Road, Suite 700
Phoenix, Arizona 85016
(602) 445-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION
          This Amendment No. 1 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed by Main Street Restaurant Group, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on June 1, 2006, relating to an offer by Main Street Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Briad Main Street, Inc., a Nevada corporation (“BMS”), which is wholly owned by Bradford L. Honigfeld, to purchase all of the outstanding shares of common stock of the Company.
          Capitalized terms used but not otherwise defined in this Amendment shall have the respective meanings given to such terms in the Schedule 14D-9. The Schedule 14D-9 is hereby amended and supplemented as set forth below.
ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
          The first paragraph of Item 3 of Schedule 14D-9 is amended and restated in its entirety to read as follows:
          “Except as set forth in the response to this Item 3 or in Annex A attached hereto or as incorporated by reference herein, there are no material agreements, arrangements, or understandings and no actual or potential conflicts of interest between the Company or its affiliates on the one hand and the Purchaser or its affiliates or the Company’s executive officers, directors, or affiliates on the other hand.”
          The paragraph on page 2 under Item 3 of Schedule 14D-9 entitled “Stock Tender and Voting Agreements” is amended by inserting the following sentence immediately after the first sentence of that paragraph:
          “As of June 1, 2006, the stockholders who are party to the Stock Tender and Voting Agreements beneficially owned an aggregate of 6,645,110 shares of Common Stock, or approximately 38.6% of the outstanding Common Stock.”
     The paragraph on page 3 under Item 3 of Schedule 14D-9 entitled “Employee Retention Program” is amended and restated in its entirety to read as follows:
     “The Company has implemented an employee retention program for employees located at its corporate headquarters (other than those employees covered by the change of control policy described above). To ensure that the covered employees remain with the Company prior to the completion of the Merger, this program provides for a one-time cash payment to the covered employees after the completion of the Merger subject only to the requirement that the covered employee is employed by the Company on such date. The amount of the cash payment is determined based on the employee’s current position with the Company, and ranges from one to two months of the employee’s monthly base pay.”
ITEM 4. THE SOLICITATION OR RECOMMENDATION.
          Section (b)(ii) of Item 4 is amended and restated in its entirety to read as follows:
          “(b)(ii) Reasons.
          In making the determinations and recommendations set forth in subparagraph (a) above, the Board relied upon the following reasons:
•	the Board determined, after considering the Company’s business, operations, prospects, projected financial performance, and competitive position and current trends in the casual dining industry, that the cash offer would maximize the return to Company stockholders and more than adequately reflects the long-term value inherent in the Company should it continue as a stand-alone company;

•	the fact that the $6.40 per share price to be received by the Company’s stockholders in both the Offer and the Merger represents a substantial premium over recent trading prices for the Company’s shares, including a premium of 20.5% over the closing market price of $5.31 per share on May 19, 2006 and a premium of 33.5% over the six-month average closing market price of $4.79 per share;

•	the fact that the Offer and the Merger provide for a prompt cash tender offer for all the shares of common stock to be followed by the Merger for the same consideration, thereby enabling the Company’s stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of common stock;

•	the oral opinion of Cowen delivered to the Board to the effect that the consideration to be received by the stockholders of the Company (other than Mr. Honigfeld and his affiliates) pursuant to the Merger Agreement is fair, from a financial point of view;

•	the financial analysis and presentation of Cowen to the Board in connection with such fairness opinion;

•	the fact that no potential acquiror or strategic partner had expressed an interest in engaging in a business combination or other strategic transaction that would likely be on terms as favorable to the Company’s stockholders as those in the Offer and the Merger;

•	the fact John F. Antioco, Lorraine Antioco, Sergio S. Zyman, CIC MSRG LP, and certain of their respective affiliates, the Company’s principal stockholders, each indicated that they were prepared to endorse the Merger Agreement and to tender all of their shares in response to the Offer, and that these stockholders beneficially own an aggregate of 6,645,110 shares of Common Stock, or approximately 38.6% of the outstanding Common Stock;

•	the fact that the Offer and the Merger were not expressly conditioned on the availability of financing which, combined with the experience, reputation, financial resources, and guaranty of Mr. Honigfeld, increased the likelihood that the proposed Offer and Merger would be consummated;

•	the fact that, pursuant to the terms of the Merger Agreement, the Company’s stockholders would receive the same consideration in the Offer and the Merger;

•	the fact that, to the extent required by the fiduciary obligations of the Board to the stockholders under Delaware law, the Company may terminate the Merger Agreement in order to approve a tender offer for the shares or other proposed business combination by a third party on terms more favorable to the Company’s stockholders than the Offer and the Merger taken together, upon the payment of a $5 million termination fee plus up to $2 million of expenses of BMS; and

•	the Board also considered the possible effect of the Offer and the Merger on the Company’s relationships with its employees and customers and determined that the experience, reputation, and financial resources of Mr. Honigfeld in the casual dining industry would mitigate any negative effect on the Company’s relationships with its employees and customers.
          The Board did not assign relative weights to the above reasons or determine that any reason was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various reasons described above.”
          Section (c) of Item 4 is amended and restated in its entirety to read as follows:
          “To the Company’s knowledge, after reasonable inquiry, the Company’s executive officers, directors, and affiliates currently intend to tender all Common Stock held of record or beneficially by them pursuant to the Offer or to vote in favor of the Merger. As of June 1, 2006, the Company’s executive officers, directors, and affiliates beneficially owned an aggregate of 6,752,355 shares of Common Stock, or approximately 38.6% of the outstanding Common Stock, of which 6,645,110 shares are subject to the Stock Tender and Voting Agreements described in Item 3 above.”
ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
          Item 6 is amended and restated in its entirety to read as follows:
          “During the past 60 days, none of the Company, any subsidiary of the Company, or any executive officer, director, or affiliate of the Company has effected a transaction in shares of Common Stock.”
ANNEX A
     The paragraph entitled “Employee Retention Program” on page A-11 of Annex A is amended and restated in its entirety to read as follows:
     “We have implemented an employee retention program for employees located at our corporate headquarters (other than those employees covered by the change of control policy described above). To ensure that the covered employees remain with us prior to the completion of the Merger, this program provides for a one-time cash payment to the covered employees after the completion of the Merger subject only to the requirement that the covered employee is employed by us on such date. The amount of the cash payment is determined based on the employee’s current position with the Company, and ranges from one to two months of the employee’s monthly base pay.”

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SIGNATURE
          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

MAIN STREET RESTAURANT GROUP, INC.
June 8, 2006	By:	/s/ William G. Shrader

	Name:	William G. Shrader
	Title:	President and Chief Executive Officer

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